UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Proved Reserves of Petrobras 2018

Rio de Janeiro, January 30, 2019—Petróleo Brasileiro S.A.—Petrobras discloses the volume of its proved petroleum reserves (oil, condensate and natural gas), estimated as of the end of 2018, according to ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels/Society of Petroleum Engineers) and SEC (US Securities and Exchange Commission) criteria.

Proved Reserves according to ANP/SPE criteria

According to ANP/SPE criteria, as of December 31, 2018, Petrobras’ proved oil, condensate and natural gas reserves reached 11.957 billion of barrels of oil equivalent (boe), as shown in Table 1. At the end of 2017, these volumes amounted to 12.415 billion boe.

Table 1—Proved Reserves Volumes in 2018 (ANP/SPE criteria)

Fluid	Proved Reserves ANP/SPE
Oil and Condensate (billion bbl)	10.173
Natural Gas (billion m3)	284.085
Oil Equivalent (billion boe)	11.957

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Table 2 and Graph 1 below detail changes in proved reserves during 2018, according to ANP/SPE criteria.

Table 2—Changes in Proved Reserves during 2018 (ANP/SPE criteria)

Changes in the net Volume	Petrobras (billion boe)
a) Proved Reserves December / 2017	12.415
b) Appropriations in 2018	0.826
c) Purchases and sales in 2018	-0.421
d) Annual Production in 2018[1]	-0.863
e) Annual changes (b+c+d)	-0.458
f) Proved Reserves December / 2018 (a+e)	11.957

1

Volumes above include synthetic oil and gas production and does not consider the production of Extended Well Tests (EWT) in exploratory blocks in Brazil, since they refer to exploratory areas, without declaration of commerciality, consequently with no associated reserves. Production does not include volumes of injected gas either. In addition, this volume does not include Bolivia’s production, since Article 357 of the Bolivian Constitution (enacted on 07/02/2009) prohibits concessionaires from disclosing reserves.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Graph 1 – Changes in Proved Reserves during 2018 (ANP/SPE criteria)

Petrobras succeded to replace 96% of the produced volume, disregarding the effects of the divestments carried out in 2018, mainly due to drilling of new wells, positive responses to water injection and to the good performance of reservoirs in the pre-salt of Santos and Campos basins. The ratio between proved reserves and produced volume is 13.9 years.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The divestment operations provided the anticipated monetization of 0.421 billion boe related to: transfer of 35% of Lapa field rights and 22.5% of Berbigão, Sururu and Oeste de Atapu fields rights to Total; transfer of 25% of Roncador field rights, materializing the strategic partnership with Equinor; and establishment of a Joint Venture of Petrobras America Inc. with Murphy Exploration & Production Co.

Proved Reserves according to SEC criteria

According to SEC criteria, as of December 31, 2018, Petrobras’ proved oil, condensate and natural gas reserves reached 9.606 billion of barrels of oil equivalent (boe), as shown in Table 3. At the end of 2017, these volumes amounted to 9.752 billion boe.

Table 3—Proved Reserves Volumes in 2018 (SEC criteria)

Fluid	Proved Reserves SEC
Oil and Condensate (billion bbl)	8.261
Natural Gas (billion m3)	214.286
Oil Equivalent (billion boe)	9.606

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Changes in proved reserves during 2018, according to SEC criteria, are shown in Table 4 and Graph 2 below:

Table 4—Changes in Proved Reserves during 2018 (SEC criteria)

Changes in the net Volume	Petrobras (billion boe)
a) Proved Reserves December / 2017	9.752
b) Appropriations in 2018	1.076
c) Purchases and sales in 2018	-0.359
d) Annual Production in 2018[2]	-0.863
e) Annual changes (b+c+d)	-0.146
f) Proved Reserves December / 2018 (a+e)	9.606

2

Volume above include synthetic oil and gas production and does not consider the production of Extended Well Tests (EWT) in exploratory blocks in Brazil, since they refer to exploratory areas, without declaration of commerciality, consequently with no associated reserves. Production does not consider volumes of injected gas either. In addition, this volume does not include Bolivia’s production, since Article 357 of the Bolivian Constitution (enacted on 07/02/2009) prohibits concessionaires from disclosing reserves.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Graph 2 – Changes in Proved Reserves during 2018 (SEC criteria)

According to SEC criteria, Petrobras succeded to replace 125% of the produced volume, disregarding the effects of divestments in 2018. The ratio between proved reserves and produced volume is 11.1 years.

Historically, Petrobras submits at least 90% of its proved reserves to certification according to SEC criteria. Currently the certifying company is D&M (DeGolyer and MacNaughton).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer